Exhibit 99.6

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD HITS TARGETS FOR 2013, POISED FOR ANOTHER BIG PRODUCTION STEP-UP IN 2014

Cape Town, 3 February 2014 — Randgold Resources boosted gold production to a new record level and reduced total cash cost per ounce in 2013 while lining up its operations to exceed the million-ounce mark for the first time this year.

Releasing its results for the quarter and year to December today, the company reported production of 910 373 ounces for 2013, up 15% on the previous year, and forecast a continued rise in output over the next five years, with production in 2014 expected to increase by between 25% and 30% on the back of increasing grades at the Loulo-Gounkoto complex, improving recoveries and throughput at Tongon and the recently commissioned Kibali’s first full-year contribution.

Total cash cost per ounce for the quarter was US$628, down 5% on the previous quarter, and US$715 for the year, down 3% on 2012. On the back of the higher production, gold sales of US$1.27 billion for the year were almost in line with the previous year, but a drop of 17% in the average gold price received reduced profit from 2012’s US$510.8 million to US$325.7 million. The board nevertheless recommended an unchanged dividend of 50 US cents for shareholders’ approval. Randgold’s cash balance improved quarter on quarter and it ended the year with no net debt.

Chief executive Mark Bristow said 2013 was one of Randgold’s best years, as it made substantial advances on all fronts in the face of multiple challenges.

“The highlight of the year was the early start-up of Kibali which, like all our mines, has posted a profit in its first quarter of operation, but we also delivered at our other operations, as well as on our safety and sustainability programmes, our host country development initiatives, and the integration of our logistics, accounting and reporting functions on a SAP platform,” he said.

“Perhaps most significantly, we anticipated the shift in the gold market and were able to align our operations to the changing environment in good time, securing our sustained profitability at the lower gold price.”

Reviewing Randgold’s operations, Bristow said the Loulo-Gounkoto complex in Mali – now one of the largest of its kind in Africa – had delivered another stellar performance, beating its production guidance by 20 000 ounces to 580 000 ounces and achieving a very creditable US$34/oz improvement in total cash costs to US$704/oz.

In Côte d’Ivoire, Tongon completed almost all its efficiency enhancement projects, and while throughput has increased, and is now close to budget, recoveries are still below the targeted rate. A further investigation has shown that the existing circuit is not recovering enough of the gold associated with arsenopyrite, so the flotation circuit will be expanded to capture most of the sulphide in the ore.

Kibali started production on 24 September and sold its first gold in October, ending the quarter well ahead of all its forecasts. Gold production of 88 200 ounces was 46% more than scheduled while total cash costs of US$464/oz were in line with expectations, given the slightly higher grade milled. Profit from mining prior to depreciation, interest and tax charges in Kibali’s first quarter was US68.3 million and it ended the year with increased reserves and resources. Kibali is a work in progress, with the development of its second recovery circuit, three of the four hydropower stations and the underground mine still underway.

The Morila retreatment operation exceeded its budgeted production at a lower total cash cost but at current gold prices it is becoming marginal and its closure has therefore been brought forward to 2016/2017.

“The year ahead is going to be a tough one, but I am confident that we’re in good shape to deliver on our objectives again. We’ll be investing capital of some US$330 million in our growth projects and a further US$60 million in exploration. Exploration success, more than any other factor, has differentiated Randgold from the rest of the gold mining industry, and we are sustaining our strong focus on the hunt for new discoveries as well as additional ounces for our existing orebodies. In addition, we’ll be looking for profitable acquisition or joint venture opportunities generated by the current stress in the industry,” Bristow said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website:	www.randgoldresources.com

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2013

•	Record gold production for quarter and year, up 20% and 15% respectively

•	Production and costs in line with annual guidance

•	Profit in line quarter on quarter and down year on year on back of lower gold price

•	Total cash cost per ounce down 5% quarter on quarter and 3% year on year

•	Cash balance increases quarter on quarter with no net debt

•	60% improvement in lost time injury frequency for the year

•	All mines, apart from recently commissioned Kibali, have safety and environmental certification

•	Kibali exceeds production guidance and posts profits in first quarter of production

•	Loulo-Gounkoto complex beats revised production forecast

•	Float circuit expansion to improve Tongon recoveries

•	Strong focus on exploration to deliver new discoveries and exploit market opportunities

•	Proposed dividend maintained at US$0.50 per share

Randgold Resources Limited (‘Randgold’) had 92.2 million shares in issue as at 31 December 2013.

SUMMARISED FINANCIAL INFORMATION

US$000	Unaudited quarter ended 31 Dec 2013	Unaudited quarter ended 30 Sep 2013	Unaudited quarter ended 31 Dec 2012 (Restated)	Unaudited 12 months ended 31 Dec 2013	Unaudited 12 months ended 31 Dec 2012 (Restated)

Average gold price received (US$/oz)	1 257	1 327	1 705	1 376	1 660

Gold sales*	356 168	348 688	381 598	1 266 712	1 317 830

Total cash costs*	177 825	173 961	176 883	657 951	583 324

Profit from mining activity*	178 343	174 727	204 715	608 761	734 506

Exploration and corporate expenditure~	8 538	12 608	6 249	49 485	39 033

Profit for the period	92 446	97 544	143 550	325 747	510 782

Profit attributable to equity shareholders	81 101	81 336	121 557	278 382	431 801

Net cash generated from operations~	209 785	144 607	153 494	464 466	524 229

Cash and cash equivalents~+	38 151	16 744	373 868	38 151	373 868

Gold on hand at period end#	—	1 397	15 229	—	15 229

Group production* (oz)	281 477	233 677	214 394	910 374	794 844

Group sales* (oz)	283 254	262 850	223 837	920 248	793 852

Group total cash cost per ounce* (US$)	628	662	790	715	735

Group cash operating cost per ounce* (US$)	566	593	701	645	649

Basic earnings per share (US$)	0.88	0.88	1.32	3.02	4.70

Change in accounting policy impacting results in this report

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013, with comparative IFRS results restated accordingly. As such, the group’s share of joint ventures (primarily Morila and Kibali) have been accounted for using the equity method, rather than proportionately consolidated, from 1 January 2011 as required by IFRS 11. The group’s share of its joint ventures are now disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position, as ‘share of profits of equity accounted joint ventures’ in the statement of comprehensive income and the group’s cash flows from the joint ventures have been disclosed separately in the consolidated cash flow statement. Previously, our share of assets, liabilities, income, costs and cash flows were proportionately consolidated on a line by line basis. A full reconciliation of the effect of the changes resulting from the adoption of IFRS 11 is provided under ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’. The 12 months ended 31 December 2012 are stated as unaudited as they have been restated.

+	Cash and cash equivalents excludes US$6.1 million at 31 December 2013 (US$11.6 million at 30 September 2013 and US$13.6 million at 31 December 2012) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are now equity accounted, following the introduction and adoption of IFRS 11 Joint Arrangements.
*	Refer to explanation of non-GAAP measures provided. Historically, Randgold consolidated 100% of Loulo, Gounkoto and Tongon, and 40% of Morila and non-GAAP measures remain on this basis and are not affected by the change in accounting policy detailed above. During Q4 Kibali reached commercial production and Randgold has included 45% of Kibali in the consolidated non-GAAP measures.
#	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.
~	Results impacted by change in accounting policy as detailed above.

The results in this report have been neither reviewed nor audited.

COMMENTS

Gold sales for the fourth quarter increased slightly by 2% compared to the previous quarter as the result of an 8% increase in ounces sold offset by a 5% decrease in the average gold price received of US$1 257/oz (Q3 2013: US$1 327/oz). The group had no ounces on hand at the quarter end. Compared to the corresponding quarter in 2012, gold sales were down by 7% as a result of the 26% decrease in the average gold price received (Q4 2012: US$1 705/oz) offset by a 27% increase in ounces sold.

Total cash costs for the quarter under review of US$177.8 million increased by 2% compared to the previous quarter reflecting the commissioning of Kibali, which reached commercial production phase at the start of October 2013, compensated by a reduction in costs at the Loulo-Gounkoto Complex, noting that the prior quarter included additional costs associated with the sale of ounces carried over from Q2 2013. Total cash costs per ounce decreased by 5% quarter on quarter to US$628/oz and by 21% compared to the Q4 2012. The drop in cash costs per ounce for the quarter reflects the higher recoveries at the Loulo-Gounkoto Complex, as well as significantly higher grades at Loulo-Gounkoto compared to the corresponding quarter of 2012, combined with the ramp up of production at Kibali in Q4.

Profit from mining increased by 2% to U$178.3 million from the previous quarter’s US$174.7 million and was down 13% on the corresponding quarter of the previous year (Q4 2012: US$204.7 million), largely as a result of the lower average gold price received.

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with comparative periods restated accordingly. Refer to ‘Change in accounting policy – accounting for investments in equity accounted joint ventures’ in this report.

Exploration and corporate expenditure of US$8.5 million for the current quarter was down 33% on the previous quarter due to a reduction in corporate expenditure, principally related to employee costs (including share-based payment charges) and up by 37% on the corresponding quarter of 2012 due to higher employment costs and increased corporate expenditure.

Depreciation and amortisation of US$18.8 million decreased by 39% against the previous quarter’s US$30.7 million and was down 44% from Q4 2012. This is due to year-end adjustments in line with prior years. Traditionally, adjustments are made to the depreciation charge at the end of each year to align it with the group’s tonnes milled basis, as opposed to the straight line Life of Mine (LOM) basis used by the operations during the first three quarters of the year. The increase year on year is the result of the increased operating assets across the group.

Other expenses of US$11.1 million and other income of US$1.5 million in the quarter compares to other income in the previous quarter of US$3.6 million and US$4.0 million in Q4 2012. This movement is largely a result of operational exchange losses accounted for in the current quarter compared to gains in the previous quarters arising from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as South African rand, Canadian dollar and the euro to the US dollar rate and reflects movements in these currencies during the quarter.

Share of profits of equity joint ventures increased by US$21.6 million from the previous quarter and by US$18.2 million from the corresponding quarter in 2012, due to Kibali’s commencement of production in Q4 2013. Share of profits of equity joint ventures include profits from Morila, Kibali, RAL and KAS.

Income tax expenses of US$37.3 million increased by 28% quarter on quarter and by 164% from the corresponding quarter in 2012. The increase compared to Q4 2012 is the result of the end of Gounkoto’s corporate tax holiday in June 2013. The increases compared to the previous quarter are also due to deferred tax adjustments made in the current quarter which relates to the depreciation charges as discussed earlier.

Gold sales (non-GAAP) for the year ended 31 December 2013 of US$1.3 billion were in line with the previous year as a result of a 16% increase in ounces sold offset by a 17% decrease in the average gold price received of US$1 376/oz (2012: US$1 660/oz). The increase in ounces sold was partly attributable to the start of production at Kibali, as noted above, as well as higher grades and recoveries at the Loulo-Gounkoto complex.

Total cash costs for the year ended 31 December 2013 of US$658 million were up 13% on the prior year, primarily as a result of increased costs at Tongon and the Loulo-Gounkoto Complex, mainly relating to increased throughput and increased mining costs and the production from Kibali during the last quarter of the year, slightly offset by a decrease in costs at Morila.

Total cash cost per ounce decreased by 3% to US$715/oz for the year, reflecting the low cost production of Kibali during the latter part of the year and higher grades and production at Loulo-Gounkoto offset by a slight increase in costs at Tongon in the year, on the back of lower grade and recovery.

Profit for the year ended 31 December 2013 of US$325.7 million represents a decrease of 36% compared to the previous year’s US$510.8 million mainly reflecting the drop in the average gold price received, increased cash costs, increased depreciation in respect of assets brought into use, and higher taxes paid, especially at Gounkoto which started paying tax in June 2013, following the end of its corporate tax holiday.

Basic earnings per share decreased by 36% to US$3.02 (2012: US$4.70), following the drop in profit described above.

The board has proposed a final cash dividend unchanged from the prior year of 50 US cents per share. The proposed final cash dividend will be put to shareholders for approval at the annual general meeting to be held on 6 May 2014 and, if approved, is expected to be paid by the end of May 2014.

The company would like to offer shareholders an option of receiving new ordinary shares in the company instead of receiving the final cash dividend. This optional scrip dividend is conditional on shareholder approval at the company’s annual general meeting together with the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities. The company anticipates, subject shareholder approval, paying the final cash dividend and allotting and issuing the scrip shares on 30 May 2014. The ex-dividend date is 12 March 2014 and the record date is 14 March 2014. The optional scrip shares will give shareholders the right to elect to receive new ordinary shares in the capital of the company (credited as fully paid) instead of a final cash dividend. Shareholders who elect to take the new scrip shares will increase their holdings without incurring any dealing costs. Further details of the company’s proposed final cash dividend and issue of scrip shares will be made available to shareholders in the explanatory notes of the company’s notice of annual general.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Loulo-Gounkoto complex gold production for the current quarter increased by 2% from the previous quarter to a record 168 965 ounces (Loulo 89 232 ounces and Gounkoto 79 733 ounces), largely as a result of the increase in the recovery rate to 92.7% (Q3 2013: 90.8%) following the commissioning of four new Carbon in Leach (CIL) tanks at the end of the third quarter. Together with continued operating efficiencies across the complex, this resulted in a 2% reduction in the total cash cost per ounce to US$605/oz (Q3 2013: US$616/oz).

Production for the year ended 31 December 2013 of 580 364 ounces was up 15% on the prior year primarily as a result of increased throughput and grades. Total cash cost per ounce decreased by 5% to US$704/oz for the year reflecting the higher grades and production.

LOULO-GOUNKOTO COMPLEX RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	7 391	6 838	11 694	33 188	38 531
Ore tonnes mined (000)	1 157	1 426	1 383	5 165	4 456

Milling
Tonnes processed (000)	1 113	1 104	1 129	4 463	4 354
Head grade milled (g/t)	5.1	5.1	4.6	4.6	4.0
Recovery (%)	92.7	90.8	86.1	88.4	89.2
Ounces produced	168 965	165 146	144 186	580 364	503 224
Ounces sold	168 965	181 828	149 791	587 550	502 451
Average price received (US$/oz)	1 274	1 318	1 707	1 376	1 657
Cash operating costs* (US$/oz)	528	536	664	621	640
Total cash costs* (US$/oz)	605	616	765	704	738
Gold on hand at period end# (US$000)	—	—	11 961	—	11 961

Profit from mining activity* (US$000)	113 078	127 725	141 028	394 633	461 700

Gold sales* (US$000)	215 218	239 734	255 637	808 311	832 350

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Loulo had two Lost Time Injuries (LTI) during the quarter. The Lost Time Injury Frequency Rate (LTIFR) increased from 0.67 per million hours worked in the previous quarter to 1.29. During the year, the LTIFR improved significantly from 1.59 in 2012 to 0.82 in 2013.

On a standalone basis, Loulo produced 89 232 ounces of gold (Q3 2013: 76 258 ounces) at a total cash cost per ounce of US$660/oz (Q3 2013: US$744/oz). The increase in the gold production was due to a 16% increase in tonnes processed, in line with the plan to process more ore from Loulo than Gounkoto, together with the increase in recovery, following the increase in the CIL tank expansion project at the end of Q3, leading to lower costs per ounce.

Profit from mining of US$54.8 million was up on the previous quarter’s US$48.1 million, reflecting the increased sales and lower costs, partially offset by the 3% drop in average gold price received.

Production for the year was also up by 40% to 308 420 ounces, primarily as a result of the increase in ore tonnes mined and grades in line with our plan.

LOULO STANDALONE RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months Ended 31 Dec 2012
Mining
Tonnes mined (000)	656	598	4 752	4 251	9 825
Ore tonnes mined (000)	599	538	811	2 541	1 964

Milling
Tonnes processed (000)	613	530	708	2 432	1 837
Head grade milled (g/t)	4.9	4.9	4.5	4.5	4.2
Recovery (%)	92.7	90.8	86.0	88.0	88.6
Ounces produced	89 232	76 258	88 636	308 420	219 745
Ounces sold	89 232	84 112	89 848	312 748	214 739
Average price received (US$/oz)	1 274	1 317	1 706	1 397	1 664
Cash operating costs* (US$/oz)	584	664	699	692	684
Total cash costs* (US$/oz)	660	744	800	776	781
Gold on hand at period end# (US$000)	—	—	7 212	—	7 212

Profit from mining activity* (US$000)	54 781	48 130	81 434	194 190	189 588

Gold sales* (US$000)	113 648	110 736	153 271	436 950	357 224

Randgold owns 80% of Loulo and the State of Mali 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Production

During Q4 the Loulo underground operations continued to improve their production profile and another production record of 598 643 tonnes was achieved in respect of ore mined, with a 30% increase year on year (Q4 2012: 459 111 tonnes). Underground production increased by 53% year on year from 1 425 301 ore tonnes in 2012 to 2 185 067 ore tonnes in 2013.

This improvement was made possible following:

•	The implementation of the Cemented Aggregate Fill (CAF) at both Yalea and Gara;

•	Waste filling in certain areas of the upper stopes which improved stability and tramming;

•	Improved ventilation systems at both Yalea and Gara;

•	The commissioning of the Gara conveyor system.

The overall combined underground development metres decreased by 6% to 5 086 metres for the current quarter (Q3 2013: 5 382 metres) in line with the plan to reduce the development profile as the CAF capacity builds up.

A study to re-optimise the mines in the lower gold price environment is currently underway to ensure they remain profitable at lower gold prices.

Yalea underground mine

YALEA UNDERGROUND RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Ore tonnes mined	366 322	338 483	288 080	1 353 008	900 079
Waste tonnes mined	203 121	205 133	206 950	817 456	749 003
Total tonnes mined	569 443	543 616	495 030	2 170 464	1 649 116
Development metres	3 004	3047	3231	11 847	11 375

During this quarter, a total of 3 004 metres of development was completed and 366 322 tonnes of ore at 5.35g/t were hauled to surface at Yalea. The project has completed 47 098 metres of development to date. The Yalea declines have advanced to 3 620 metres from surface at a vertical depth of 448 metres.

Gara underground mine

GARA UNDERGROUND RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Ore tonnes mined	232 321	199 264	171 031	832 059	525 222
Waste tonnes mined	132 456	146 033	178 822	603 267	632 962
Total tonnes mined	364 777	345 297	349 853	1 435 326	1 158 184
Development metres	2 082	2335	2732	9 822	9 155

During this quarter a total of 2 082 metres of development was completed and 232 321 ore tonnes at 4.61g/t were hauled to surface at Gara. The project has completed 27 342 metres of development to date. The Gara declines have advanced to 2 647 metres from surface at a vertical depth of 350 metres.

GOUNKOTO

No LTI was recorded during the quarter; and the mine achieved a LTI free year. The mine has been recommended for OHSAS 18001:2007 certification in line with its target set out at the start of the year.

On a standalone basis, Gounkoto produced 79 733 ounces of gold (Q3 2013: 88 888 ounces) at a total cash cost per ounce of US$543/oz (Q3 2013: US$506/oz). The 10% decrease in ounces produced reflects the drop in tonnes processed, in line with the plan to increase production from Loulo. Gounkoto’s gold production for the year decreased by 4% to 271 943 ounces. The increase in total cash cost per ounce reflects an increase in mining costs, resulting from an increase in the strip ratio, in line with the plan for this period.

Profit from mining for the quarter of US$58.3 million was lower than the previous quarter’s US$79.6 million, as a result of the decrease in ounces sold and the lower average gold price received.

A fourth dividend in the year of US$26.2 million was declared and paid to shareholders in November 2013.

GOUNKOTO STANDALONE RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	6 735	6 240	6 942	28 936	28 706
Ore tonnes mined (000)	558	888	572	2 624	2 492

Milling
Tonnes processed (000)	500	574	421	2 032	2 518
Head grade milled (g/t)	5.3	5.3	4.8	4.7	3.9
Recovery (%)	92.7	90.8	86.1	88.8	89.7
Ounces produced	79 733	88 888	55 550	271 943	283 479
Ounces sold	79 733	97 716	59 943	274 802	287 712
Average price received (US$/oz)	1 274	1 320	1 708	1 351	1 651
Cash operating costs* (US$/oz)	466	426	611	541	607
Total cash costs* (US$/oz)	543	506	714	622	706
Gold on hand at period end# (US$000)	—	—	4 749	—	4 749

Profit from mining activity* (US$000)	58 296	79 595	59 594	200 444	272 112

Gold sales* (US$000)	101 570	128 998	102 366	371 361	475 126

Randgold owns 80% of Gounkoto and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project

A trade off analysis was undertaken as part of the prefeasibility between exploiting the current resources below the present pit design with a larger open pit or underground project. A gold price of over US$1 375/oz is required to access 9.4Mt at 3.4g/t for 1 million ounces of material below the current open pit design in an enlarged open pit. The enlarged open pit comes with significantly lower risk than the underground project, but will only be viable in a higher gold price environment.

The current underground prefeasibility is based on a single spiral decline from the north of the current open pit and uses a combination of longhole open stoping in transverse and longitudinal configurations, as well as cut and fill stoping where ore is adjacent to poor ground. The current schedule based on 5.7Mt at 6.2g/t for 1.2Moz requires two years of capital development with the first stope accessed for production in year 3. Production then climbs to stabilise at between 700kt and 800kt per year for 5 years between Years 5 and 9.

Due to the relatively modest tonnage potential for the project all attempts of reducing capital are being pursued. This includes using a single decline access only, no underground crushing to limit the requirement for underground infrastructure and the use of cemented rock fill as a backfill method. The current preferred proposal is to delay the start of the decline and develop the pit deeper, reducing the length of the upfront decline development. The current project has an economic cut-off of US$760/oz and is thus a more favourable option in a lower gold price environment.

MORILA

No LTI was recorded during this quarter compared to one LTI during the previous quarter, and only one LTI was recorded for the year, in line with the prior year.

During the quarter, 30 008 ounces of gold were produced, 3% lower than the previous quarter (Q3 2013: 30 794 ounces), following the decrease in head grade from 1.5g/t to 1.4g/t in the current quarter in line with plan. Profit from mining of US$12.2 million was 33% lower than the previous quarter’s US$18.3 million as a result of increased costs on quarter, a 7% lower average gold price received of US$1 252/oz (Q3 2013: US$1 346/oz), reduced ounces produced and sold, and a slightly lower grade than the previous quarter.

Total cash costs of US$851/oz were 14% higher than the previous quarter’s US$745/oz, as result of the drop in grade and slightly lower recoveries.

The Pit4S push back project continued during the quarter with 3 545kt of waste material mined, 68% higher than the previous quarter’s 2 105kt with the new access to the Pit5 dump now fully operational.

Production for the year was down 30% to 141 822 ounces as a result of a decrease in grade and throughput as the mine heads towards closure.

Following the work undertaken in the previous quarter on Tailing Storage Facility (TSF) hydraulic reclamation feasibility, during the current quarter, the TSF wall was sampled in order to find additional mill feed material to sustain operations during the transition from open pit mining to tailings hydraulic reclamation, currently scheduled for mid-2015. Sufficient suitable wall material above 0.5g/t was sampled which should satisfy the operations’ needs during this transition period. The LOM plan for Morila was updated on this basis, and mine closure has been brought forward to 2017. Notwithstanding the selective mining of the TSF currently envisaged in the feasibility study, all of TSF material will be reclaimed and deposited in the pit, with only the higher grade material being treated through the plant prior to deposition in the pit. The long term environmental impact and liability of depositing the material in the pit is substantially less than leaving the TSF in situ.

The first phase of the commercialisation of the agribusiness pilot projects was implemented during the quarter, with the installation of the necessary equipment. In line with these agribusiness activities, a farming cooperative, including community and former workers’ representatives, was established.

MORILA RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	3 545	2 105	—	6 803	—
Ore tonnes mined (000)	—	—	—	—	—

Milling
Tonnes processed (000)	722	707	1 115	3 576	4 453
Head grade milled (g/t)	1.4	1.5	1.5	1.4	1.5
Recovery (%)	91.1	92.9	91.9	91.3	91.6
Ounces produced	30 008	30 794	48 870	141 822	202 513
Ounces sold	30 387	30 415	48 870	141 822	202 513
Average price received (US$/oz)	1 252	1 346	1 710	1 408	1 663
Cash operating costs* (US$/oz)	776	664	599	679	659
Total cash costs* (US$/oz)	851	745	701	763	759

Profit from mining activity* (US$000)	12 196	18 275	49 290	91 418	183 035

Stockpile adjustment** (US$/oz)	—	—	—	—	130

Attributable (40%)

Gold sales* (US$000)	15 222	16 378	33 425	79 870	134 702

Ounces produced	12 003	12 318	19 548	56 729	81 005

Ounces sold	12 155	12 166	19 548	56 729	81 005

Gold on hand at period end# (US$000)	—	201	—	—	—

Profit from mining activity* (US$000)	4 878	7 310	19 716	36 567	73 214

Randgold owns 40% of Morila with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of comprehensive income (impact of accounting policy change)’ for details.

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash cost per ounce includes non-cash stockpile adjustments.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

With respect to safety and environment, Tongon achieved its OHSAS 18001 accreditation in Q4 and also maintained its ISO 14001 certification for the year, in line with the targets it set out at the start of the year. Unfortunately one LTI occurred in Q4 after a good operating period was achieved of 2.55 million LTI free man-hours (207 days).

Total tonnes mined and ore tonnes mined decreased by 4% and 7% respectively in Q4, in line with the plan for the quarter to balance off the higher mined tonnes achieved in the first half of the year, just before the onset of the rain in July. Mill throughput increased by 3% in Q4, and 13% for the year, on the back of a continued focus on effective maintenance and on the installation and commissioning of throughput related capital projects.

Continued reliance has been put on the usage of grid power in the quarter as opposed to diesel-generated power. However this reliance on grid power was partially impacted with the failure of one of the grid power transformers. The grid-to-generated power ratio changed from 99:1 at Q3 end to 88:12 by Q4 end, resulting in increased operating costs.

Tongon produced 60 819 ounces in Q4, 8% more than the previous quarter, as a result of increased tonnes processed and improved recoveries. Process plant stability has improved in Q4 due to the improvement of the milling, concentrate fine grind and treatment sections. Mill throughput is expected to increase as the fourth Vibrocone crusher installation is completed in Q1 2014 and recoveries are expected to increase as plant optimisation continues and the flotation circuit is expanded.

Gold recovery increased by 3% to 76.8% compared to the previous quarter. All plans to improve overall gold recovery have been completed, including installation of a gravity recovery circuit comprising of two Knelson Concentrators and an Intensive Leach Reactor (ILR) circuit, maximising the flotation mass pull and concentrate fine grind circuit. Comprehensive flotation test work and optimisation of these circuits have also been completed.

Extensive gold and arsenopyrite deportment test work done to date confirmed the need for a rougher flotation circuit on the cyclone overflow stream to completely recover the gold associated with sulphides. This should increase the overall recovery into the upper 80 percentile, as opposed to the current flash flotation circuit which treats only a portion of the mill circulating load. Flash flotation alone cannot achieve the required sulphide recovery as most of the ultra-fine gold associated with arsenopyrite is being classified into the cyclone overflow stream. Initial estimates of the cost to expand the float circuit amount to US$12 million. It is targeted for completion by the end of 2014 with a forecast payback period of between eight to ten months.

Total cash cost per ounce marginally increased by 3% in Q4 to US$830/oz (Q3 2013: US$807/oz), eroding part of the cost control savings and efficiency gains made in Q3, mainly as a result of an increased Powerhouse fuel consumption stemming from the failure of the Grid Power Transformer. Repairs to the transformer are scheduled for completion in February 2014.

Gold sold for the quarter was 62 444 ounces, 9% less than the previous quarter of 68 856 ounces, while the profit from mining activity quarter on quarter decreased by 24% to US$26.4 million, reflecting the decrease in ounces sold, marginally higher cost of production and a 4% lower average gold price received.

Gold produced for the year was up 11% to 233 591 ounces primarily as a result of a 13% increase in throughput.

Tongon achieved and maintained its safety and environmental accreditation and certification. The mine’s efforts to localise and appoint Ivorians into senior positions continued in line with our recruitment and succession strategy. Of the 533 Société des Mines de Tongon SA employees, 93% are Ivorian.

TONGON RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	6 228	6 503	6 305	27 237	20 380

Ore tonnes mined (000)	977	1 052	1 466	4 081	4 592

Milling
Tonnes processed (000)	1 021	990	857	3 866	3 432
Head grade milled (g/t)	2.4	2.4	2.4	2.4	2.5
Recovery (%)	76.8	74.4	77.2	77.0	77.4
Ounces produced	60 819	56 213	50 660	233 591	210 615
Ounces sold	62 444	68 856	54 498	236 279	210 396
Average price received (US$/oz)	1 253	1 310	1 703	1 394	1 672
Cash operating costs* (US$/oz)	792	768	893	786	722
Total cash costs* (US$/oz)	830	807	944	828	772
Gold on hand at period end# (US$000)	—	1 197	3 268	—	3 268

Profit from mining activity* (US$000)	26 422	34 672	41 325	133 907	189 313

Gold sales* (US$000)	78 244	90 226	92 788	329 448	351 805

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

Kibali completed the commissioning of the oxide milling circuit at the start of October and produced and sold 88 200 ounces, at a total cash cost of US$464/oz. Gold production significantly exceeded the mine’s guidance, as set out at the start of the year, while cash cost per ounce was in line with guidance. Profit from mining activity was US$68.3 million.

Open pit mining continued to show an increase in both total tonnes and ore tonnes mined, exceeding the tonnes processed during the quarter and adding to stockpiles, which at quarter end included 1.6Mt of ore at 3.43g/t on medium and high grade stockpiles.

Kibali had a good safety performance during the quarter, with 0.43 LTIFR recorded, and achieved a significant year on year reduction in LTIFR from 2.49 in 2012 to 0.59 in 2013.

KIBALI RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 31 Dec 2012	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	6 325	6 290	3 781	25 004	5 516
Ore tonnes mined (000)	1 178	1 114	97	4 335	97

Milling
Tonnes processed (000)	808	—	—	808	—
Head grade milled (g/t)	3.7	—	—	3.7	—
Recovery (%)	91.3	—	—	91.3	—
Ounces produced	88 200	—	—	88 200	—
Ounces sold	88 200	—	—	88 200	—
Average price received (US$/oz)	1 238	—	—	1 238	—
Cash operating costs* (US$/oz)	433	—	—	433	—
Total cash costs* (US$/oz)	464	—	—	464	—

Profit from mining activity* (US$000)	68 282	—	—	68 282	—

Attributable (45%)

Gold sales* (US$000)	49 153	—	—	49 153	—

Ounces produced	39 690	—	—	39 690	—

Ounces sold	39 690	—	—	39 690	—

Profit from mining activity* (US$000)	30 727	—	—	30 727	—

Randgold owns 45% of Kibali with the DRC government and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of comprehensive income (impact of accounting policy change)’ for details.

*	Refer to explanation of non-GAAP measures provided.

Construction of the metallurgical facility and infrastructure

Construction of the metallurgical facility continued at pace during the quarter to ensure it should be substantially completed by the end of Q1 2014. The second mill and feed circuit was commissioned and is operational on oxide ore. The second elution and electrowinning circuit is also in operation. This leaves only the secondary crushing, flotation and concentrate handling circuits to be commissioned in Q1 2014 to complete the sulphide recovery circuit.

Work at the Nzoro 2 hydro facility is on track for commissioning in Q1 2014, in line with the start of the DRC rainy season when peak hydropower will be available to reduce Kibali’s power cost.

Construction of the underground mine

Vertical shaft system

At the end of December 2013, the main-sink was at -195 vertical metres, slightly ahead of target. The sinking contractor is currently achieving an advance rate of approximately 2.3 metres per 30 hour cycle. We anticipate a normal main sink operation until shaft completion.

KIBALI VERTICAL SHAFT RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 30 Jun 2013	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012
Vertical metres	93	29	59	195	—

Decline shaft system

The twin decline portion of the decline development was completed by the end of the quarter under review. The north and south decline development has begun to expose the orebody. The Kibali declines reached a project to date length of 3 947 metres by end December, significantly ahead of forecast. The first access level to 5000 ore lodes has also started. Total metres advanced for the quarter was 1 367 metres.

KIBALI UNDERGROUND DECLINE RESULTS
	Quarter ended 31 Dec 2013	Quarter ended 30 Sep 2013	Quarter ended 30 Jun 2013	12 months ended 31 Dec 2013	12 months ended 31 Dec 2012

Ore tonnes mined	—	—	—	—	—
Waste tonnes mined	125 295	114 945	84 253	368 612	3 083
Total tonnes mined	125 295	114 945	84 235	368 612	3 083
Development metres	1 367	1 222	865	3 947	34

Resettlement Action Plan (RAP)

With the exception of the Catholic Church complex, which is expected to be completed in Q2 2014, the RAP programme is now complete. The RAP construction involved more than 30 Congolese contractors who delivered 4 216 houses, 15 schools, 39 places of worship, 9 clinics, 5 market places, 56 boreholes, 7 soccer fields and 78 kilometres of road network.

The programme also empowered local communities through a food security programme which led to the formation of 14 farming cooperatives, which are all now operational and self-sustaining and have in total more than 400 members.

A broad based consultation and grievance management process was maintained throughout the programme.

Sustainable development

The project to attract international investors in large scale agricultural projects has now reached the stage where the Central Government has been approached to negotiate a specific investment protocol.

Kibali was awarded the trophy of excellence for the second consecutive year at the corporate social responsibility awards for companies operating in various sectors in the DRC.

Capital expenditure

As previously forecast, total project expenditure (at 100%) remained high, in line with construction activities, with a total of US$143.6 million spent during the quarter. Capital expenditure for the year was US$742.9 million, after stockpile adjustments of US$68.8 million. The capital expenditure estimate for phases 1 and 2 of the mine’s development has been updated and now stands at US$1.77 billion, excluding acquisition costs, stockpile costs and open cast stripping costs.

PROJECTS AND EVALUATION

MASSAWA GOLD PROJECT

As previously indicated, given that the Massawa project does not currently meet our minimum investment criteria of 3Moz at 3g/t, and due to the lower gold price environment, we are progressing the project in a series of phases dependent on the results of each preceding phase. Consequently, at this stage we do not aim to complete the final feasibility study by the end of 2014, as previously announced. The next phase of the investigation at Massawa is to complete the metallurgical pilot testwork to confirm processing costs and recovery. Due to the high sensitivity of power to the overall operating costs we are also reviewing the potential of Biox technology. Initial work showed slightly lower recoveries than pressure oxidation, but came with lower power requirements. We will continue to revise the geological model with further core logging and trenching and the refinement of the resource model. At the same time we are aggressively evaluating the remaining targets within our current land package on the Mako belt to determine if there are additional economical deposits to be found which could supplement the project.

EXPLORATION ACTIVITIES

Continued exploration delivered a portfolio which at year end included a quality ground holding of 13 578km2 across some of the most prospective gold belts in Africa, from the Democratic Republic of Congo in the east to Senegal in the west, and a well-balanced resource triangle containing 160 targets, from the regional level to reserve definition.

MALI

Loulo-Gounkoto district

In the Loulo district the assessment of the Gara South, Yalea Ridge and new Sansamba West targets continued with a programme of trenching to update the geological model and determine whether or not these targets pass our filters for further work. At Gounkoto, drilling has been completed, further testing the new MZ4 lode of mineralisation as well as key holes drilled into the Jog Zone lodes of MZ2 and MZ3 to verify the geological model in order to advance the underground feasibility study. Trenching has returned promising results from the Sahnou target, further supporting the prospectivity of the Gounkoto permit.

Elsewhere in the region, a ground geophysical induced polarisation (IP) survey has started on the Bakolobi JV with Taurus to aid geological interpretation and prioritise targets where there is extensive cover by alluvial gravels which mask the underlying geology and inhibit surface geochemical responses.

Gounkoto

Jog Zone

A detailed review of the geological model for the Jog Zone was completed early in the quarter, highlighting a number of risks as well as upside opportunities in both MZ2 and MZ3. Drill testing completed four holes for 1 820 metres. This programme has resulted in modifications to the geological model. In MZ2 a high grade west dipping footwall structure has been confirmed which is open down dip while in MZ3 a shallow north plunging zone of high grade mineralisation, open to the north, has been identified.

Hole ID	Lode	From (m)	To (m)	Interval (m)	True width (m)	Grade Au g/t
GKDH397	MZ2 Main Zone	493.40	505.40	12.00	11.80	15.34

GKDH398	MZ2 footwall	225.40	250.90	25.50	23.39	8.02
	MZ2 Main Zone	285.70	324.70	39.00	23.62	3.42

GKDH399	MZ2 Footwall	224.20	227.50	3.30	2.45	4.24
	MZ2 Main Zone	318.10	323.75	5.65	4.25	4.85

GKDH400	MZ3 HG plunge	482.00	508.60	26.60	23.90	10.52

At MZ4, four diamond holes were drilled to further evaluate the new zone of high grade mineralisation over a strike of 160 metres to vertical depths of 150 metres.

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade Au g/t	Including
MZ4DH01	176.00	187.9	11.90	6.40	0.09

MZ4DH02	206.85	214.95	8.10	4.80	0.08

MZ4DH03	139.80	151.00	11.20	6.00	0.04

MZ4DH04	53.10	95.45	42.35	19.40	4.71	11.3m @ 6.04g/t and 3.4m @ 7.98g/t

	49.70	53.10	3.40	1.60	2.50

	99.45	106.40	6.95	2.75	4.69

A programme of five trenches has been completed to the north of MZ4 to follow the possible extension of mineralisation as well as the link to P64. The results confirm the continuation of mineralised structures with a weighted average intersection of 3.6 metres at 2.30g/t with the potential to add ounces to the deposit. Follow-up work on these results will continue during Q1.

Hangingwall

A programme of advanced grade control drilling has been completed over a 270 metre portion of the hangingwall mineralisation at Gounkoto which is located within the limits of the US$1 000 pit shell. The results have confirmed continuity of mineralisation with a weighted average intersection of 14.06 metres at 3.52g/t from 31 holes. vAdditional results indicate a southerly plunge to high grade mineralisation which is open down plunge.

Iron structure southern extension

One diamond hole was drilled to test the possible extension of high grade mineralisation intersected during a programme of advanced grade control drilling on the iron structure in the south of the deposit: GKAGCRC771 - 37metres at 8.87g/t. Hole 401 intersected the structure but mineralisation was low grade returning 28.2 metres at 1g/t. The altered iron structure is open to the south and remains a follow-up target.

Regional

Within the Gounkoto permit three targets have been prioritised for follow-up work: Sahnou, Djiguibah and Findogoleh. Work has started on Sahnou where the first trench has returned a high grade intersection of 13.60 metres at 6.98g/t including 5.4 metres at 15.83g/t associated within a strongly altered (Si-Ca-Alb) north-south orientated shear dipping east with a chlorite-haematite overprint. Follow-up trenching is in progress.

Loulo

Underground exploration

Yalea

Underground grade control drilling ended in October. A total of six diamond holes for 1 428 metres were drilled to complete the planned metreage for 2013. The drilling programme targeted gaps and the lower fringes of the Purple Patch. This confirmed that the high grade Purple Patch mineralisation does not extend beyond the current lower boundary.

Infill drilling in the purple patch identified an area that is narrower than currently modelled reducing in width from 7 to 2 metres due to the pinching together of the hangingwall and footwall controlling structures. This will result in a reduction in ounces and a revision of the mine plan for this part of the orebody.

Gara

No drilling was completed during the quarter but the core is in the process of being relogged to update the geological model, especially in the north of the orebody, as well as to review opportunities for extending the orebody at depth in order to convert additional resources to reserve.

Greenfields exploration

Gara South

At Gara South, six trenches were excavated during the quarter. Gold assay results were weak. Detailed logging has revealed a complex pattern of shears and folds, with fold hinges plunging to the southwest at 30 degrees. Mineralisation identified to date is associated with brecciated and altered sediments. Lenses or boudins of greywacke within large shears host mineralisation. However, their continuity is under question as they appear to be limited in strike and destroyed by extensive late porphyryitic intrusives.

Yalea Ridge South

At Yalea Ridge South, six trenches were excavated during the quarter to improve understanding of this structurally complex target. There are two generations of folds, an overturned set that verges towards the southeast and plunge towards the southwest and a set of upright isoclinal folds that plunge towards the south. Results of the trenching include: YRST04B—6.6 metres at 6.8g/t; and YRST04C—4.2 metres at 3.2g/t. The model at Yalea Ridge South is of a set of stacked gently south dipping mineralised sedimentary units with high grade mineralisation forming plunging shoots along the axis of fold hinges. This model will be evaluated further during Q1.

Sansamba West

This target is located 1.5 kilometres to the north of Yalea Ridge South and has a coincident gold in soil anomaly and ground geophysical IP anomaly. Eleven previously reported rock samples returned an average grade of 7.36g/t. A recently completed trench has returned two intersections: 21.55 metres at 3.36g/t and 10.40 metres at 2.51g/t associated with altered sediments. Further follow-up work including trenching will take place during Q1.

Bakolobi (Taurus JV)

On the Bakolobi permit a ground geophysical magnetic and induced polarisation (IP) survey is being completed to aid geological interpretation and to prioritise targets where there is extensive cover by alluvial gravels which not only mask the underlying geology but also the surface geochemical response to mineralisation. The results received to date highlight a major north-south lithological/tectonic corridor, anomalous in gold, separating east dipping and west dipping stratigraphic units that coincides with the major north-south striking corridor which transgresses from Loulo and Gounkoto in the north to Papillon’s Fekola deposit in the south. Left stepping dilational jogs have been identified due to the interaction of this north-south corridor and north-northwest trending structures. Reactivation of the structure has resulted in hydrothermal alteration composed of early albite and silica which has been overprinted by later sericite and haematite. This will be the principal target area for follow-up including drilling during 2014.

SENEGAL

During Q4, work concentrated on improving the geological model for Massawa with a trenching programme over the Central Zone to better understand the orientation of veins which host the high grade coarse gold stibnite phase mineralisation. Additionally core was relogged across the deposit to update the ore wireframes and geological model.

The trenching has confirmed the latest geological model for the Central Zone of seven distinct ore lodes. In general the quartz stibnite veins which are hosted by a variety of lithologies including volcaniclastics, gabbro and porphyry are orientated in a northeast direction with a steep dip to the east. However, in the porphyry they have a stockwork appearance.

Regionally, following a new target generation study, a ranking exercise was conducted in the Kanoumba and Tomboronkoto permits which resulted in the prioritisation of six targets for immediate follow-up work. They are located on the main mineralised structures (Sabodala shear zone, main transcurrent shear zone and Nouma-Missira corridors). A detailed geochemical programme is underway on those targets as well as field mapping and rock sampling.

Sangola

At Sangola, work focused on completing the remaining 10 000 metres of RC drilling programme, in terms of the JV agreement over the four priority targets within the permit. Previously drilling had been completed at Thiobo and Thiabedji where results did not return an indication of a significant mineralised system, but due to the onset of the rains at the end of Q2 no further drilling could be completed. The balance of the drilling was completed this quarter at Baraboye and Ibel. The results of this drilling, while confirming a bed rock source, were weak and narrow and do not support further work.

COTE D’IVOIRE

Nielle

Further research has been completed on the skarn model for the Tongon deposit. The zonation is typical of many skarns, with more garnet than pyroxene at proximal locations to the intrusive and pyroxene dominant over garnet at distal locations. The reduced nature indicated by lollingite, pyrrhotite and arsenopyrite is consistent with gold only skarns. Studies are now focused on the intrusions driving the system and the implications for future exploration and potential discoveries.

At Tongon, phase 1 drilling programmes on targets close to the mine failed to return results warranting follow-up work and these have been ejected from the resource triangle. Mapping and sampling continue on the next set of targets to identify further drill opportunities. The southern part of the permit remains under-explored despite the high soil anomalies. Priority areas in this part are Oleo North, Oleo South, Koulivogo East, Sougo and Nafoun East. As well as the anomalous soil results, the targets also offer intersecting structures and rheological contrast in the geology. Towards the northern end of the permit, Soloni East and Soloni South will be investigated as the southern extension of the Natogo corridor in the Diaouala permit.

Diaouala

Work at Diaouala has focused on the plus 7 kilometre Soundou-Natogo and the plus 6 kilometre sub-parallel Satolo prospective corridors which are emphasised by linear gold in soil anomalies and hydrothermally altered and brecciated rocks hosted by NE trending shear zones, which commonly display right hand flexures. Pitting and trenching is underway in areas where lithosamples have returned mineralised samples, particular Natogo with 65 samples averaging 1.5g/t. However, subsequent trenching has returned weakly anomalous gold results. A final appraisal of all targets on the permit is being made with the aim to decide whether or not we should continue exploring.

Boundiali

Work completed on the Boundiali permit is in line with the strategy of focusing on priority targets located along the major volcanic belt/sediment contact. This consisted of field mapping, pitting and trenching at the targets of Baya-Kassere, Sani, Siofan and Sougo. Results from both Baya and Sani were weak and not indicative of a significantly mineralised system and these have been ejected from the resource triangle.

Mankono

At Mankono, regional soil sampling identified a plus 20 kilometre long gold in soil anomaly at the confluence of the Senoufou and Boundiali volcanic belts. The anomaly overlies a major NE trending shear and is associated with a magnetic anomaly and regional fold structure. Reconnaissance field traverses indicate the anomaly is underlain by sediments and volcaniclastics at the contact with iron rich intrusives. Detailed soil sampling as well as regolith and geological mapping is underway to better define the anomaly and areas for future follow-up work.

Fapoha

The results of regional soil sampling and the integration with other datasets have identified eleven areas of interest for follow-up work, including a target with similarities to the geological and structural setting of Tongon, adjacent to a granodiorite intrusion.

DEMOCRATIC REPUBLIC OF CONGO

KIBALI

KCD

The initial programme to test the continuation of economic mineralisation down plunge on the 3000 and 5000 lodes was completed with the final hole DDD588 returning 6.4 metres at 37.8g/t from 615.4 metres. Mineralisation has now been confirmed to extend 450 metres beyond the limits of the current orebody model at vertical depths which are still above the depth of the shaft. Results from the drill campaign will be modelled and analysed to determine the economic potential of this zone followed by a strategy to drill out, either from surface or at a later date from underground.

A drill programme (7 holes for 1 770 metres) to test the up-plunge continuation of the 5000 lode into the Durba Hill area of the KCD deposit was completed during the quarter with a potential to add additional open pit ounces. Three of the seven holes were extended to test an area of high grade but inferred mineralisation in the 9000 lode. Gold assay results have been received and confirm the continuation of the 5000 lode mineralisation to surface on Durba Hill. Modelling is in progress to determine the potential together with preliminary pit design before follow-up drilling is motivated.

Hole ID	From (m)	To (m)	Width (m)	True width (m)	Grade Au g/t	Including	Lode
DDD589	9.30	13.70	4.40	4.30	1.41		5000

	27.00	61.00	34.00	32.80	1.85		5000

DDD591	28.85	47.00	18.15	17.78	3.99		5000

	326.15	342.15	16.35	15.74	3.42	7.85m @ 5.41g/t	9000

DDD592	8.00	46.00	38.00	36.00	2.12		5000

	289.00	297.40	8.40	8.09	2.21		9000

	317.70	337.50	19.80	19.07	3.44	4m @ 6.15g/t and 2.1m @ 6.79g/t	9000

DDD593	0.00	4.70	4.70	4.60	5.64		5000

	15.00	41.00	26.00	25.30	10.20	2m @ 111.00g/t	5000

DDD594	23.00	24.00	1.00	1.00	4.21		5000

	77.60	83.00	5.40	5.30	3.31	2.5m @ 6.45g/t	5000

	107.00	111.00	4.00	3.90	4.27		5000

	141.00	145.00	4.00	3.90	2.36		5000

Mofu target

Mofu locates approximately three kilometres NNW of Mengu Hill Deposit. Trenching over a gold in soil anomaly highlighted a mineralised zone with a weighted average intersection of 12.25 metres at 7.8g/t extending over 300 metres. The mineralisation is associated with sugary quartz and magnetite, and plunges shallowly to NNE, sub-parallel to the plunge of a stretching lineation. A sericitic schist shear marks the footwall and hangingwall contacts in the trenches.

A drill programme to test the continuation of mineralisation down plunge was completed. Six diamond holes of 611.55 metres and eight RC holes of 472 metres were drilled. Drill assay results in general support the mineralisation intercepted in the trenches near surface, but it decreases in grade and thickness further down plunge, limiting the potential.

Memkazi target

Memekazi is located approximately 1.8 kilometres SE of the plant, and it is a near-mine target with potential to deliver high grade oxide ore. The target is a 400 metre long, ENE trending low ridge with coincident gold-in-soil geochemical anomalism. Historic Moto vertical RC drilling produced two holes that returned significant mineralisation: MIRC087—18 metres at 3.3g/t from 0 metres; and MIRC088—20 metres at 5.85g/t from 0 metres. Recent sampling of artisanal pits produced anomalous results including 4.41g/t, 17g/t, 10.7g/t and 5g/t.

Seven trenches were excavated along the ridge line to investigate the target and understand the geology and mineralisation. Gold assay results for the trenches returned a weighted average intersection of 6.25 metres at 2.0g/t. A first phase of drilling will be planned in Q1.

Kilo

Regional soil sampling over the priority conceptual targets of the Ngayu belt is complete following the collection of 2 414 samples over a 400 metre by 200 metre grid, covering a total of 210km2.

The gold in soil results have been hand contoured and reveal three gold anomalies worthy of follow-up surface exploration work. The anomalies include Yambenda, Bonzuzu and Mbese.

The most significant if these is Yambenda which measures 9.5 by 1.5 kilometres at 50ppb, including 3.0 by 1.5 kilometres at 100ppb and 1.5 by 1.5 kilometres at 100ppb. The anomaly coincides with the flanks of a prominent ridge truncated by the SW flowing Nepoko River. Geologically the anomaly overlies a volcano sedimentary package and appears to be spatially associated with a steeply dipping banded iron formation trending northwest.

Soil sampling has commenced on the Isiro belt. A total of 364 samples had been taken at the end of Q4 but no assay results have been received.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Unaudited quarter ended 31 Dec 2013	Unaudited quarter ended 30 Sep 2013	Unaudited quarter ended 31 Dec 2012 (Restated)+	Unaudited 12 months ended 31 Dec 2013	Unaudited 12 months ended 31 Dec 2012 (Restated)+
REVENUES
Gold sales on spot	291 794	332 309	348 172	1 137 690	1 183 127
Total revenues	291 794	332 309	348 172	1 137 690	1 183 127

Other income	1 544	3 588	4 010	6 028	12 555

Total income	293 338	335 897	352 182	1 143 718	1 195 682

COST AND EXPENSES
Mine production costs	134 468	131 325	136 956	536 229	438 331
Movement in production inventory and ore stockpiles	(10 095)	2 623	(11 579)	(49 730)	(43 716)
Depreciation and amortisation	18 766	30 711	33 625	130 638	117 991
Other mining and processing costs	12 186	16 399	21 887	61 319	75 770

Mining and processing costs	155 325	181 058	180 889	678 456	588 376

Transport and refining costs	657	707	874	2 663	2 718

Royalties	15 237	17 195	17 930	58 415	59 710

Exploration and corporate expenditure	8 538	12 608	6 249	49 485	39 033

Other expenses	11 071	—	—	—	—

Total costs	190 828	211 568	205 942	789 019	689 837

Finance income	(35)	378	1 321	1 242	2 048
Finance costs	(1 930)	(5 603)	(905)	(7 737)	(984)

Finance income/(costs)—net	(1 965)	(5 225)	416	(6 495)	1 064

Share of profits of equity accounted joint ventures	29 182	7 536	11 022	54 257	40 927

Profit before income tax	129 727	126 640	157 678	402 461	547 836

Income tax expense	(37 281)	(29 096)	(14 128)	(76 714)	(37 054)

Profit for the period	92 446	97 544	143 550	325 747	510 782

Other comprehensive income
Gain/(loss) on available-for-sale financial assets	495	425	(1 258)	(1 173)	(2 919)

Share of equity accounted joint ventures other comprehensive gain/(loss)	(42)	3	(6)	(400)	(182)

Total other comprehensive income/(expense)	453	428	(1 264)	(1 573)	(3 101)

Total comprehensive income	92 899	97 972	142 286	324 174	507 681

Profit attributable to:
Owners of the parent	81 101	81 336	121 557	278 382	431 801
Non-controlling interests	11 345	16 208	21 993	47 365	78 981

	92 446	97 544	143 550	325 747	510 782

Total comprehensive income attributable to:
Owners of the parent	81 554	81 764	120 293	276 809	428 700
Non-controlling interests	11 345	16 208	21 993	47 365	78 981

	92 899	97 972	142 286	324 174	507 681

Basic earnings per share (US$)	0.88	0.88	1.32	3.02	4.70

Diluted earnings per share (US$)	0.87	0.87	1.31	2.98	4.65

Average shares in issue (000)	92 243	92 217	92 055	92 213	91 911

+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of comprehensive income (impact of accounting policy change)’ for details.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	Unaudited at 31 Dec 2013	Unaudited at 31 Dec 2012 (Restated)+
Assets
Non-current assets
Property, plant and equipment	1 457 500	1 294 865

Cost	1 886 054	1 592 781
Accumulated depreciation and amortisations	(428 554)	(297 916)

Deferred tax	1 294	1 970

Long-term ore stockpiles	142 010	—

Trade and other receivables	49 023	—

Investments in equity accounted joint ventures	1 267 776	816 500
Other investments in joint ventures	52 459	43 947

Total investments in joint ventures	1 320 235	860 447

Total non-current assets	2 970 062	2 157 282

Current assets
Inventories and ore stockpiles	180 415	272 609
Trade and other receivables	186 054	202 129
Cash and cash equivalents	38 151	373 868
Available-for-sale financial assets	1 831	3 003

Total current assets	406 451	851 609

Total assets	3 376 513	3 008 891

Equity attributable to owners of the parent	2 879 041	2 619 014
Non-controlling interests	178 813	158 673

Total equity	3 057 854	2 777 687

Non-current liabilities
Loans from minority shareholders	2 929	3 249
Deferred tax	28 458	29 355
Provision for rehabilitation	49 177	52 575

Total non-current liabilities	80 564	85 179

Current liabilities
Trade and other payables	174 445	133 441
Current tax payable	63 650	12 584

Total current liabilities	238 095	146 025

Total equity and liabilities	3 376 513	3 008 891

+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of financial position (impact of accounting policy change)’ for details.

These results are presented as the fourth quarter and year ended 31 December 2013. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2012 except for the change in accounting policy on joint venture accounting, and which will form the basis of the 2013 annual report. No other new or amended accounting standards effective for 2013 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34—Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2012, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2012 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

As previously reported, following the introduction of IFRS 11 Joint Arrangements, the group was required to change its accounting policy on joint ventures from 1 January 2013, with prior periods restated accordingly. Refer to ‘Change in accounting policy—Accounting for investments in equity accounted joint ventures’ in this report for details including reconciliation to the results presented under the previous accounting policy. The group’s share of its joint ventures have been disclosed as a single line item as ‘total investments in joint ventures’ measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (previously shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment funding less joint venture dividends.

Property, plant and equipment at cost increased by US$293.3 million for the year ended 31 December 2013. This can be mainly attributed to capital expenditure at Loulo on decline developments at the Yalea and Gara underground mines, as well as CIL additions in the processing plant, the backfill project and the HFO plant.

The group’s capital commitments for the next year (including its share of its equity accounted joint ventures) at 31 December 2013 amounted to US$52.5 million with the majority relating to Kibali (US$17.8 million) and the Loulo-Gounkoto complex (US$22.7 million).

The long term ore stockpiles of US$142.0 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon, expected to be processed after more than one year, in line with the respective life of mine plans.

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments, mainly at Kibali as well as its asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to RAL 1 Limited, one of the group’s asset leasing joint ventures. The total investment in joint ventures primarily represents the original cost of acquiring Kibali, subsequent funding of the Kibali capital expenditure and the group’s interest in leasing assets. The increase of US$459.8 million in total investments in joint ventures mainly reflects funds advanced to Kibali during the year for the construction of the Kibali project which is substantially included within the joint venture’s underlying balance sheet as property, plant and equipment (US$699.8 million), cash, working capital and stockpiles (US$32.6 million).

Inventories and ore stockpiles (including the allocation of a portion to non-current) at 31 December 2013, increased by 18% year on year. This is mainly the result of increases in stockpiles at Loulo, Gounkoto and at Tongon.

Trade and other receivables (including the allocation of a portion to non-current) at 31 December 2013, increased by 16% year on year. This is mainly the result of increases in VAT receivables at Loulo, as well as increases in gold debtor balances at Loulo due to the timing of shipments at year end.

The total outstanding VAT receivables in Mali amounted to US$129.0 million (31 December 2012: US$89 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable). Even though Morila, Loulo and Gounkoto have the right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against the VAT receivables, the balances have increased substantially during the year. The reasons for this include the lower amounts of taxes available for offset due to the subdued gold price environment; a substantial increase in VAT paid resulting from substantial expenditure on capital programmes during the year, and the reluctance by the State to make VAT repayments due to outstanding tax claims.

The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounting to US$49 million, is shown in the long term debtors. Management continues to pursue cash settlement of these VAT balances.

The group had received claims for various taxes from the State of Mali totalling US$123.0 million (31 December 2012: US$86.2 million), in respect of the Loulo, Gounkoto and Morila mines and the Kankou Moussa gold operation. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior quarter, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The appointment of arbitrators has been finalised and it is expected that the first formal hearing will take place during the first quarter of this year.

The decrease in cash of US$335.7 million since 31 December 2012 largely reflects the group’s continued investment in capital expenditure in its subsidiaries (US$303.1 million), additional investments in joint ventures to fund capital expenditure (US$424.9 million), especially at Kibali, dividends paid to shareholders (US$46.1 million), as well as the State of Mali’s portion of the Gounkoto dividends (US$27.2 million) which were paid during the year. This was partially offset by strong operational cashflows.

As previously reported, the company has entered into a US$200.0 million unsecured revolving credit facility with HSBC and three other banks which matures in May 2016 and is at present undrawn. Based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price.

The decrease in the provision for rehabilitation of US$3.4 million since 31 December 2012 reflects a decrease in the estimated mine closure costs at Gounkoto and at Loulo as a result of changes in the estimates.

Trade and other payables increased by US$41.0 million, mainly reflect the effect of additional contractors and accruals at the Loulo-Gounkoto complex and at Tongon, which reflects the increased production and mining activity.

Current tax payable of US$63.7 million increased by US$51.1 million and includes a corporate tax provision of US$40.6 million related to Gounkoto, following the cessation of the tax holiday on 1 June 2013, as well as an increase in the corporate tax liability at Loulo year on year due to the absence of tax deductions for stripping costs related to the Yalea pushback in 2013. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

US$000	Unaudited 12 months ended 31 Dec 2013	Unaudited 12 months ended 31 Dec 2012 (Restated)+

Profit after tax	325 747	510 782
Income tax expense	76 714	37 054

Profit before income tax	402 461	547 836
Share of profits of equity accounted joint ventures	(54 257)	(40 927)
Adjustment for non-cash items	166 519	140 563
Effects of change in operating working capital items	(46 982)	(184 387)

Receivables	(62 738)	(120 737)

Inventories and ore stockpiles	(49 816)	(81 602)

Trade and other payables	65 572	17 952

Dividends received from equity accounted joint ventures	18 974	72 326

Income tax paid	(22 249)	(11 182)

Net cash generated from operating activities	464 466	524 229

Additions to property, plant and equipment	(303 099)	(272 207)

Decrease in available-for-sale insurance assets	—	920

Funds invested in equity accounted joint ventures	(424 906)	(298 283)

Loans repaid by equity accounted joint ventures	—	3 472

Net cash used by investing activities	(728 005)	(566 098)

Proceeds from issue of ordinary shares	1 184	14 077

Dividends paid to company’s shareholders	(46 137)	(36 737)

Dividends paid to non-controlling interests	(27 225)	(24 823)

Net cash used by financing activities	(72 178)	(47 483)

Net decrease in cash and cash equivalents	(335 717)	(89 352)
Cash and cash equivalents at beginning of period	373 868	463 220

Cash and cash equivalents at end of period	38 151	373 868

+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of cash flow (impact of accounting policy change)’ for details.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves* US$000	Retained earnings US$000	Total equity attributable to owners of parent US$000	Non- controlling interests+ US$000	Total equity+ US$000
Balance - 31 Dec 2011 (as previously reported)	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216

Change in accounting policy+	—	—	—	—	—	—	(7 435)	(7 435)

Balance - 31 Dec 2011 (restated)+	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	104 515	2 295 781

Share of other comprehensive income of joint ventures	—	—	—	(182)	—	(182)	—	(182)

Fair value movement on available-for-sale financial assets	—	—	—	(2 919)	—	(2 919)	—	(2 919)

Other comprehensive income/(expense)	—	—	—	(3 101)	—	(3 101)	—	(3 101)

Net profit for the period	—	—	—	—	431 801	431 801	78 981	510 782

Total comprehensive income/(expense) for the period	—	—	—	(3 101)	431 801	428 700	78 981	507 681

Share-based payments	—	—	—	21 150	—	21 150	—	21 150

Share options exercised	267 798	13	14 064	—	—	14 077	—	14 077

Reserve transfer on exercise of options previously expensed under IFRS 2	—	—	3 498	(3 498)	—	—	—	—

Shares vested#	76 285	3	4 643	(4 088)	—	558	—	558

Dividend relating to 2011	—	—	—	—	(36 737)	(36 737)	—	(36 737)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(24 823)	(24 823)

Balance - 31 Dec 2012 (restated)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777 687

Share of other comprehensive loss of joint ventures	—	—	—	(400)	—	(400)	—	(400)

Fair value movement on available-for-sale financial assets	—	—	—	(1 173)	—	(1 173)	—	(1 173)

Other comprehensive expense	—	—	—	(1 573)	—	(1 573)	—	(1 573)

Net profit for the period	—	—	—	—	278 382	278 382	47 365	325 747

Total comprehensive income/(expense) for the period	—	—	—	(1 573)	278 382	276 809	47 365	324 174

Share-based payments	—	—	—	26 282	—	26 282	—	26 282

Share options exercised	23 750	1	1 183	—	—	1 184	—	1 184

Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	464	(464)	—	—	—	—

Shares vested#	160 628	8	12 722	(10 841)	—	1 889	—	1 889

Dividend relating to 2012	—	—	—	—	(46 137)	(46 137)	—	(46 137)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(27 225)	(27 225)

Balance - 31 Dec 2013 (unaudited)	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2012 and 2011 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.
+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Change in accounting policy—Accounting for investments in equity accounted joint ventures’ for details.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised Financial Information’ and in the following table include the group’s share of each operating mine, together with adjustments to eliminate inter-group transactions.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP	Unaudited quarter ended 31 Dec 2013	Unaudited quarter ended 30 Sep 2013	Unaudited quarter ended 31 Dec 2012	Unaudited 12 months ended 31 Dec 2013	Unaudited 12 months ended 31 Dec 2012

US$000
Gold sales per IFRS#	291 794	332 309	348 172	1 137 690	1 183 127

Gold sales adjustments for joint ventures+	64 374	16 379	33 426	129 022	134 703

Gold sales*	356 168	348 688	381 598	1 266 712	1 317 830

Mine production costs#	134 468	131 325	136 956	536 229	438 331
Movement in production inventory and ore stockpiles#	(10 095)	2 623	(11 579)	(49 730)	(43 716)
Transport and refining costs#	657	707	874	2 663	2 718

Royalties including adjustment for joint ventures	17 393	18 183	19 938	64 455	67 802
Royalty adjustment for joint ventures+	(2 156)	(988)	(2 008)	(6 040)	(8 092)

Total royalties# Other mining and processing costs#	15 237 12 186	17 195 16 399	17 930 21 887	58 415 61 319	59 710 75 770
Cash costs adjustments for joint ventures+	25 372	5 712	10 815	49 055	50 511

Total cash costs*	177 825	173 961	176 883	657 951	583 324

Profit from mining activity*	178 343	174 727	204 715	608 761	734 506

Ounces sold	283 254	262 850	223 837	920 248	793 852

Total cash cost per ounce sold*	628	662	790	715	735

Cash operating cost per ounce sold*	566	593	701	645	649

Gold on hand at period end*	—	1 397	15 229	—	15 229

*	Refer to explanation of non-GAAP measures provided.
#	Figures extracted from IFRS results.
+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods re-stated. As such, the IFRS results no longer include the results of the joint ventures on a line by line basis. The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures.

The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales.

The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

Change in accounting policy—accounting for investments in equity accounted joint ventures

As previously reported, the group changed its accounting policy on joint ventures from 1 January 2013 following the introduction of IFRS 11 Joint Arrangements which applies to the current period. The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited and RAL 1 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures have been accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period to be presented in the 2013 Annual Report (1 January 2011).

The group’s share of its joint ventures has been disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment and loans less joint venture dividends. The group’s share of profits and other comprehensive income of the joint ventures are accounted for in the statement of comprehensive income as ‘share of profits of equity accounted joint ventures’ and ‘share of other comprehensive income of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures have been disclosed separately.

The nature of the adjustments involved equity accounting for our share in Kibali Goldmines SPRL at 45%, whereas previously was 50% proportionately consolidated, including 5% non-controlling interest. The impact on the primary statements is shown in the following tables.

The adjustments also include presenting the primary financial statements as if we have always been equity accounting our share in our joint ventures and associates from the earliest period presented (1 January 2011) which will be presented in the 2013 Annual Report with key changes summarised as follows:

•	On the statement of comprehensive income, the key changes relate to accounting for our share in the profits and losses of the equity accounted joint ventures being shown in a single line item ‘Share of profits of equity accounted joint ventures’ which represents the post-tax profits and losses of the joint ventures’;

•	Other income now includes 100% of management fees charged to equity accounted joint ventures with the group’s share of the cost included in ‘Share of profits of equity accounted joint ventures’;

•	The group’s share of the equity accounted joint ventures’ income and expenditure has been removed from the individual line items;

•	Changes on the statement of financial position relate to the group’s share of its equity accounted joint ventures’ net assets being accounted for in a single line ‘total investments in joint ventures’;

•	The group’s share of the equity accounted joint ventures’ assets and liabilities have been removed from the individual line items; and

•	Changes on the cash flow statement include disclosing dividends received from equity accounted joint ventures in a separate line under operating activities, as well as disclosing additional invested funds in separate lines under investing activities. Other loans advanced and repaid (where applicable) are recognised within investing activities.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Impact of accounting policy change)

US$000	12 months ended 31 Dec 2012 (as per previous accounting policy)	12 months ended 31 Dec 2012 (as per new accounting policy)	Adjustment	Quarter ended 31 Dec 2012 (as per previous accounting policy)	Quarter ended 31 Dec 2012 (as per new accounting policy)	Adjustment

REVENUES
Gold sales on spot	1 317 830	1 183 127	(134 703)	381 598	348 172	(33 426)

Total revenues	1 317 830	1 183 127	(134 703)	381 598	348 172	(33 426)

Other income	10 755	12 555	1 800	2 902	4 010	1 108

Total income	1 328 585	1 195 682	(132 903)	384 500	352 182	(32 318)

COST AND EXPENSES
Mine production costs	460 322	438 331	(21 991)	142 857	136 956	(5 901)
Movement in production inventory and ore stockpiles	(31 970)	(43 716)	(11 746)	(10 780)	(11 579)	(799)
Depreciation and amortisation	131 741	117 991	(13 750)	38 256	33 625	(4 631)
Other mining and processing costs	84 182	75 770	(8 412)	23 935	21 887	(2 048)

Mining and processing costs	644 275	588 376	(55 899)	194 268	180 889	(13 379)

Transport and refining costs	2 988	2 718	(270)	933	874	(59)

Royalties	67 802	59 710	(8 092)	19 938	17 930	(2 008)

Exploration and corporate expenditure	40 641	39 033	(1 608)	6 722	6 249	(473)

Other expenses	5 437	—	(5 437)	—	—	—

Total costs	761 143	689 837	(71 306)	221 861	205 942	(15 919)

Finance income	2 050	2 048	(2)	1 329	1 321	(8)
Finance costs	(1 200)	(984)	216	(1 035)	(905)	130

Finance income—net	850	1 064	214	294	416	122

Share of profits of equity accounted joint ventures	—	40 927	40 927	—	11 022	11 022

Profit before income tax	568 292	547 836	(20 456)	162 933	157 678	(5 255)

Income tax expense	(57 510)	(37 054)	20 456	(19 383)	(14 128)	5 255

Profit for the period	510 782	510 782	—	143 550	143 550	—

Other comprehensive income
Gain/(loss) on available-for-sale financial assets	(3 101)	(2 919)	182	(1 264)	(1 258)	6

Share of equity accounted joint ventures other comprehensive income/(expense)	—	(182)	(182)	—	(6)	(6)

Other comprehensive income/(expense)	(3 101)	(3 101)	—	(1 264)	(1 264)	—

Total comprehensive income	507 681	507 681	—	142 286	142 286	—

Profit attributable to:
Owners of the parent	431 801	431 801	—	121 557	121 557	—

Non-controlling interests	78 981	78 981	—	21 993	21 993	—

	510 782	510 782	—	143 550	143 550	—

Total comprehensive income attributable to:
Owners of the parent	428 700	428 700	—	120 293	120 293	—

Non-controlling interests	78 981	78 981	—	21 993	21 993	—

	507 681	507 681		142 286	142 286	—

Basic earnings per share (US$)	4.70	4.70	—	1.32	1.32	—

Diluted earnings per share (US$)	4.65	4.65	—	1.31	1.31	—

Average shares in issue (000)	91 911	91 911	—	92 055	92 055	—

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Impact of accounting policy change)

US$000	At 31 Dec 2012 (as per previous accounting policy)	At 31 Dec 2012 (as per new accounting policy)	Adjustment
Assets
Non-current assets
Property, plant and equipment	1 742 148	1 294 865	(447 283)

Cost	2 111 437	1 592 781	(518 656)
Accumulated depreciation and amortisations	(369 289)	(297 916)	(71 373)

Deferred tax	2 678	1 970	(708)

Investment in equity accounted joint ventures	—	816 500	816 500
Other investments in joint ventures	—	43 947	43 947

Total investments in joint ventures	—	860 447	860 447
Trade and other receivables	7 969	—	(7 969)
Mineral properties	406 000	—	(406 000)

Total non-current assets	2 158 795	2 157 282	(1 513)

Current assets
Inventories and ore stockpiles	292 299	272 609	(19 690)
Trade and other receivables	285 286	202 129	(83 157)
Cash and cash equivalents	387 288	373 868	(13 420)
Available-for-sale financial assets	3 476	3 003	(473)

Total current assets	968 349	851 609	(116 740)

Total assets	3 127 144	3 008 891	(118 253)

Equity attributable to owners of the parent	2 619 014	2 619 014	—
Non-controlling interests	166 108	158 673	(7 435)

Total equity	2 785 122	2 777 687	(7 435)

Non-current liabilities
Loans from minority shareholders	3 249	3 249	—
Deferred tax	29 355	29 355	—
Long term borrowings	13 296	—	(13 296)
Provision for rehabilitation	60 041	52 575	(7 466)

Total non-current liabilities	105 941	85 179	(20 762)

Current liabilities
Trade and other payables	215 761	133 441	(82 320)
Current tax payable	18 842	12 584	(6 258)
Short term portion of long term borrowing	1 478	—	(1 478)

Total current liabilities	236 081	146 025	(90 056)

Total equity and liabilities	3 127 144	3 008 891	(118 253)

CONSOLIDATED CASH FLOW STATEMENT

(Impact of accounting policy change)

US$000	12 months ended 31 Dec 2012 (as per previous accounting policy)	12 months ended 31 Dec 2012 (as per new accounting policy)	Adjustment
Profit after tax	510 782	510 782	—
Income tax expense	57 510	37 054	(20 456)

Profit before income tax	568 292	547 836	(20 456)
Share of profits of equity accounted joint ventures	—	(40 927)	(40 927)
Adjustment for non-cash items	153 362	140 563	(12 799)
Effects of change in operating working capital items	(192 123)	(184 387)	7 736

Receivables	(177 439)	(120 737)	56 702
Inventories and ore stockpiles	(73 349)	(81 602)	(8 253)
Trade and other payables	58 665	17 952	(40 713)

Dividends received from equity accounted joint ventures	—	72 326	72 326

Income tax paid	(35 818)	(11 182)	24 636

Net cash generated from operating activities	493 713	524 229	30 516

Additions to property, plant and equipment	(562 280)	(272 207)	290 073

Decrease in available-for-sale insurance assets	920	920	—

Funds invested in equity accounted joint ventures	—	(298 283)	(298 283)

Loans repaid by equity accounted joint ventures	—	3 472	3 472

Net cash used by investing activities	(561 360)	(566 098)	(4 738)

Proceeds from issue of ordinary shares	14 077	14 077	—

Increase/(decrease) in long term loans	14 774	—	(14 774)

Dividends paid to company’s shareholders	(36 737)	(36 737)	—

Dividends paid to non-controlling interests	(24 823)	(24 823)	—

Net cash used by financing activities	(32 709)	(47 483)	(14 774)

Net decrease in cash and cash equivalents	(100 356)	(89 352)	11 004

Cash and cash equivalents at beginning of period	487 644	463 220	(24 424)

Cash and cash equivalents at end of period	387 288	373 868	(13 420)

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard.

Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the following table and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2012 annual report which should be considered along with the 2012 annual report on Form 20F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2012 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT

Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.

Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.

Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.

Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.

FINANCIAL RISKS	NATURE AND IMPACT

Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.

Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.

In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	NATURE AND IMPACT

Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.

Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.

Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.

STRATEGIC RISKS	NATURE AND IMPACT

Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

The past year saw a big step-up in production across the group, resulting in production increasing by 15%. Looking ahead, the group continues to forecast an increasing production profile over the next five years. In 2014, the group forecast production is estimated at 1 130 000 to 1 200 000 ounces which is a 24%—30% increase over 2013. Continued growth in production over the next five years is forecast from increasing grades at the Loulo/Gounkoto complex and increasing recoveries and throughput at Tongon, with Kibali projected to add significantly to production in 2014, its first full year of production. The grade of the ore mined is expected to be relatively consistent across the year, with a slight increase towards the end of the year resulting from the ore mined from the Morila pushback. Production should increase from the second quarter once the sulphide mill stream has been commissioned at Kibali.

Management is targeting total cash cost per ounce for the group, after royalties, of between US$650/oz and US$700/oz for 2014, assuming current prevailing gold and oil prices and euro-dollar exchange rates, which have a significant impact on operating costs.

Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately US$60 million anticipated. Although lower than 2013, significant capital expenditure will be incurred across the group during the year to support the planned continued growth in production, especially at Kibali of approximately US$310 million (100% of project), and the ongoing development of the underground mines at Loulo, including the paste backfill plant, where total capital at the Loulo-Gounkoto complex is forecast at US$140 million. Project and sustaining capital at Tongon, including the flotation circuit expansion, is estimated at US$25 million, and US$20 million at Morila (100% of project), including US$10 million of preproduction costs in respect of the Pit4S pushback with the balance focused on the TSF retreatment project. Consequently, total group capital expenditure for 2014 is expected to be approximately US$340 million.

The group’s updated annual reserve statements will be published with the release of its annual report, scheduled for the end of March 2014.

Randgold continues to maintain its focus on organic growth through discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.

The directors confirm to the best of their knowledge that:

a)	These fourth quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
3 February 2014

RANDGOLD RESOURCES NEWS UPDATES

MANAGING THE DOWNTURN

Randgold’s recent budget review, conducted against the background of the gold price downturn, has put in place a robust budget for 2014 and a rolling five-year plan which remains intact, says group general manager evaluation Rod Quick.

In the course of the review, all mining plans were scrutinised closely to ensure that they were both optimal and deliverable, while feasibility options were re-assessed.

“In the current environment, the focus needs to be on profitability and not on maximising reserves. Our priority is to replenish profitable ounces because our production is increasing as we access higher-grade ores,” says Quick. “We’re in the process of updating our reserves and resources, which are calculated as usual at US$1 000 per ounce, for our annual declaration. This will be published in March with the annual report, and once that is done, we’ll have another look at all our projects at even lower-priced scenarios.”

Quick said at Kibali, the review had confirmed a robust production schedule, broadly in line with the feasibility study. The planned production rate from underground has been stepped up on the back of larger orebodies and stopes.

The Yalea underground mine has a high grade, consistent subvertical orebody with good geotechnical characteristics. The aim here is to increase the interlevel spacing to boost stope production and reduce the footwall development requirement. Its sister mine, Gara, is more marginal, and its capital development will have to be managed carefully to maintain its profitability at US$1 000 per ounce.

Gounkoto has a potential one million ounce reserve below the pit, which has not yet been included in Randgold’s group reserves or the five-year plan. We believe that this will eventually be able to be exploited either through a super pit, which will have a lower grade but a reduced technical risk, or a riskier but higher-grade underground development. The prefeasibility has shown that the relatively low capital cost of the latter can be reduced further by delaying the start of the decline to a lower level in the pit.

At the Massawa project, the focus is still on the metallurgical recovery process and the power source. “Geologically and metallurgically, it’s our most complex orebody and at these gold prices, the cost of power will be critical to its viability. With all that we have in hand, however, there’s no need to rush the feasibility study – we need to make absolutely sure that the pilot testwork is optimal. In the meantime, we’ve taken Massawa out of our five-year forecast,” says Quick.

CONTINUED INVESTMENT IN TECHNOLOGY DRIVES GROWTH

Over the past eight years, the Randgold group’s revenue has soared by some 1 500%, with a significant increase in the number of transactions processed and group companies consolidated, across five operating mines in three countries, together with multiple exploration sites. In line with this increase, we have developed a top finance team to oversee the group and our operations, while still adhering to Randgold’s lean management style and local employment strategy.

To ensure that we remain on top of this dynamic business, we researched the best integrated finance and supply solution and at the end of 2012 decided to implement SAP, with the ambitious target of switching Kibali and Loulo-Gounkoto over to this system by July 2013, followed by Tongon in September and Morila in Q1 2014. Notwithstanding this aggressive timeline, the project was executed within time and on budget.

Given the problems that often attend new IT project implementations, with project overruns in time and money almost being the norm, and occasional complete failures, this was a notable achievement, made even more impressive by the tight budget agreed with our SAP consultants. Its success is attributable to our hands-on approach to its implementation, which involved every part of the finance and supply chain from the executive level to the line management at the mines.

It’s important to bear in mind that a change like this is not just a matter of introducing a new software system. It requires a full review of the business processes throughout the group, from authorisation and ordering through procurement, logistics and receiving to accounting and payment. As such, the change management of people is as important as the actual system design.

The change to SAP was dovetailed with a complete review of our demand planning process to shorten and enhance the efficiency of the supply chain and reduce the carrying value of our inventory. The next step, to be taken later this year, will be to integrate our system with those of our supply partners to give us complete oversight of every link in the chain.

As with any new system, there were a few teething problems but after completing our first year with SAP we are well on our way to ensuring that it will deliver the management and accounting information we need to continue managing our business successfully, and to comply with all the reporting and control requirements of an international company without staffing up. Now that the core system is in place, we are exploring further opportunities to leverage the information and improve the speed and quality of our decision-making.

NEW COMMERCIAL MANAGER AIMS TO STRENGTHEN PARTNERSHIPS

Riaan Grobler has been appointed as Randgold’s group general manager, commercial and supply chain. He succeeds Chris Prinsloo, one of the founding members of the Randgold executive team, who retires in April this year.

Grobler has an honours degree in finance and 15 years’ experience in various operational and capital projects in the gold mining industry. He joined the company in 2012 as project finance manager for Kibali and, earmarked as Prinsloo’s successor, has also been understudying him since the middle of last year.

“I see my key responsibility as ensuring that Randgold’s core principles are enshrined in all our business relationships and transactions,” he says. “In respect of logistics, this entails strengthening our links with our local supply chain partners. The success of these relationships has been a major enabler of Randgold’s growth. I also want to shorten the length of the chain in conjunction with the line managers and our supply partners, reduce the stock carried on the mines and unlock working capital tied up in the operations.

As far as contracts are concerned, I plan to re-evaluate them all to ensure that they are in line with our overall objectives and to remove any trace of complacency or inefficiency. Ensuring the optimal utilisation of the new group SAP integrated supply and finance system is another big priority.”

FLOTATION EXPANSION PROJECT TO UNLOCK TONGON’S FULL POTENTIAL

Efficiency enhancement projects at the Tongon gold mine have boosted its performance significantly, and the planned expansion of the flotation process should lift the recovery rate to its feasibility study level, says Randgold CEO Mark Bristow. He was speaking at a quarterly media briefing in Abidjan coinciding with a mine visit by international investors.

Bristow said while Tongon had increased production, its recovery rate, while slowly improving, was still struggling to break 80% for the year. An additional 2% was achievable by optimising the existing recovery circuit, but raising the recovery rate to the targeted upper 80s will require an expansion of the flotation process to capture most of the sulphide in the ore. Initial estimates of the cost to expand the float circuit amount to US$12 million. It is targeted for completion by the end of 2014 with a forecast payback period of eight to ten months.

“The standard CIL circuit is not recovering that portion of the gold associated with arsenopyrite which is bypassing the existing flash flotation cells. The original metallurgical testwork indicated that the bulk of the Tongon ore was amenable to cyanidation, with flash flotation in the mill circuit recovering the gold associated with the sulphides. In practice, however, we’ve seen that this process is not recovering enough of the fine gold associated with arsenopyrite. The expansion of the flotation circuit will address this issue by capturing the full spectrum of sulphides,” he said.

In the meantime, Tongon is forecasting production of approximately 260 000 ounces for 2014, which is an increase on 2013’s gold output but slightly behind the internal target.

“It has been another challenging year for Tongon but its management has coped admirably with the operational challenges as well as with the need to adjust to the lower gold price. The continued optimisation of the grid power is delivering cost savings, three of the four new Vibracone crushers have been commissioned and the Ivorianisation of the team is making good progress,” Bristow said.

“Looking ahead, we remain fully committed to Côte d’Ivoire, which we believe has great potential for further world-class gold discoveries. We are intent on expanding our footprint in the country but our efforts in this regard are currently being hampered by delays in permit approval. Randgold engaged with the government in its review of the country’s mining code and we are confident that the final draft, which we expect to see soon, will be investor-friendly. We also hope to resolve some outstanding issues related to the government’s delivery on our public/private power supply partnership.”

Bristow noted that, despite the lower gold price, Randgold was also maintaining its commitment to the support of community upliftment projects and the development of the local economy. In the latest such initiative, the company has agreed to provide seed capital and office space to La Premiere Agence de Micro-Financement, Côte d’Ivoire, a micro-lending institution set up to provide loan facilities to emerging entrepreneurs in the Tongon region.

RANDGOLD STRENGTHENS BOARD

JEMAL-UD-DIN KASSUM

Randgold has appointed Jemal-ud-din Kassum as an independent non-executive director with effect from 31 January 2014.

Mr Kassum, a Tanzanian national based in the United States, was educated in the United Kingdom at Harrow School and Oxford University and holds an MBA from Harvard University. After a 25-year career with the International Finance Corporation, he was appointed as the World Bank’s regional vice-president for the East Asia and Pacific region, a position he held until 2005. He subsequently provided strategic advice to these and other international financial institutions and governments. He is currently a director of Guardian Holdings Limited, a board commissioner of PT Indonesia Infrastructure Finance and a director of Khan Bank.

Welcoming him, board chairman Philippe Liétard said his appointment was in line with Randgold’s policy of continuously broadening the board’s range of skills and experience, and refreshing its perspective. “His many years of dealing at the highest level with governments and institutions and his strong capacity for investment and policy management, especially in emerging markets, will be invaluable to the board,” he said.

PROPOSED DIVIDEND MAINTAINED AT US$0.50 PER SHARE

Randgold Resources’ board of directors has recommended an annual dividend for the period ended 31 December 2013 of US$0.50 per share at the same level as that paid for the previous year. An optional scrip dividend has also been proposed whereby shareholders can elect to receive new ordinary shares in the company.

This optional scrip dividend is conditional on shareholder approval and the admission of the scrip shares to the Official List of Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities.

The board agreed that the resolution for the dividend would be submitted to shareholders for approval at the company’s annual general meeting scheduled for Tuesday 6 May 2014. If the dividend is approved, the company anticipates paying the final cash dividend and allotting and issuing the scrip shares on 30 May 2014.

The ex-dividend date is 12 March 2014 and the record date is 14 March 2014. Shareholders who elect to take the new scrip shares will increase their shareholding without incurring any dealing costs.

Although subject to shareholders approving the resolution to pay a dividend, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the registrars, with instructions set out in the form

INVESTORS VISIT OPERATIONS

A group of thirteen analysts and investors from North America, UK and Ireland have just spent an intense nine days touring Randgold’s operations in Mali, Côte d’Ivoire and the DRC. Here they examine progress at the Nzoro 2 hydropower station at Kibali.

WINNING TEAM DRIVES RANDGOLD FLAGSHIP’S PERFORMANCE TO NEW HEIGHTS

A strong management team, consisting almost entirely of Malian nationals, is driving continuing performance improvements at Randgold Resources’ Loulo-Gounkoto gold mining complex, said chief executive Mark Bristow.

Speaking at a recent briefing for international investors and local media, ahead of Randgold’s year-end board meeting which was held at the complex, Bristow said the team was delivering on all its operational objectives, on the back of higher grades and a range of efficiency enhancement projects which were improving throughput and recoveries.

He said the complex was likely to beat its revised production target for 2013 and confirmed that the guidance for 2014 would remain at 640 000 ounces. “We expect gold production to keep rising while costs should start coming down. This trend should be accelerated by other new projects, including the paste backfill plant which, when completed, will unlock substantial mineable reserves underground and cut capital costs by reducing the required development rate,” he said.

The complex comprises three world-class orebodies and ranks as one of the largest of its kind in Africa. Its three mines – two underground and one open pit – and a plant which processes 4.4 million tonnes of ore per year, are managed by a combined Loulo-Gounkoto team. Samba Toure, the general manager for Randgold’s West African operations, said the proven effectiveness of this team was a tribute to Randgold’s policy of employing and developing host country nationals at all levels of the business.

Paul Harbidge, Randgold’s group exploration executive, said while Loulo-Gounkoto was still expanding its gold production, the company’s exploration teams were continuing to hunt for additional ounces around the existing orebodies as well as further world-class deposits. “We believe this region has a high potential for the discovery of more multi-million ounce gold deposits. A study into the feasibility of accessing the orebody underneath the Gounkoto pit is also well advanced,” he said.

Bristow noted that in spite of the size of the complex and its high activity level, it had a good safety record, with a demonstrable improvement in the rate of lost time injuries. Both Loulo and Gounkoto have achieved their international safety and environmental certifications.

“Since it started as an open pit operation at the end of 2005, what is now the Loulo-Gounkoto complex has contributed US$0.5 billion directly to the Malian state in the form of dividends, taxes and royalties, and it has elevated Mali to the third-largest gold producer in Africa. In line with Randgold’s stakeholder philosophy, it has also benefited the local community enormously through the creation of jobs, the generation of economic opportunities, infrastructural improvements and quality-of-life initiatives in such fields as health and education,” he said.

CONFERENCE CONFIRMS MALI’S COMMITMENT TO INVESTOR-FRIENDLY RESOURCE REGIME

Some 500 international resource-related businesses participated in Mali’s Mining and Oil Conference, held in Bamako in November under the patronage of prime minister Oumar Tatam Ly. The theme of the conference was the role of mineral exploitation in community development.

Observers said the conference, which was followed by a three-day visit by International Monetary Fund executive director Christine Lagarde, showed the Malian government’s commitment to a public/private partnership in the minerals sector—a point also stressed by Ms Lagarde. It was also a further indication of the country’s return to normality after the political unrest of 2012.

Four of Randgold’s Malian executives, led by Mahamadou Samaké, the group’s regional manager for West Africa, spoke at the conference. All Randgold’s general managers in Mali are local nationals, as are all senior executives at its three mines in the country. Of its 4 100 employees in Mali, 3 750 are citizens of the country.

In his speech, Samaké noted that in its 19 years in Mali, Randgold had continuously demonstrated its own commitment to the long-term development of the country’s mining sector in partnership with the government for the benefit of all stakeholders.

“Since 2000, Morila alone has contributed more than US$1 billion in dividends, taxes and royalties to the state treasury, while the more recent Loulo and Gounkoto operations have already delivered some US$0.5 billion. But the positive impact Randgold’s activities have on Mali cannot just be measured in dollars. We have also created jobs, promoted local economic development, built schools and clinics, fought disease and improved the infrastructure,” he said.

Addressing the conference’s theme, Loulo-Gounkoto’s environmental and community development manager Hilaire Diarra pointed out that local communities benefited in many ways from Randgold’s presence. It provides free healthcare to pregnant women and children under five years, runs effective anti-malaria and HIV/AIDS awareness programmes, promotes agricultural development and has attracted businesses such as banks, petrol stations and pharmacies to remote areas.

“Water is also a key element in our engagement with the community. Social baseline studies showed that access to potable water was a critical issue in our communities, and to date we have provided 34 pump-equipped boreholes around the Loulo-Gounkoto complex,” he said.

“Ours is much more than a corporate social responsibility programme – it is an essential component of our culture of creating real value for all our stakeholders, in this case, the communities around our operations.”

Randgold’s other speakers at the conference were Loulo general manager Chiaka Berthe and Loulo underground manager Mamou Toure.

KIBALI MEETS ITS GOALS - AND MORE

The Kibali gold mine, which last month completed its first quarter of operation, has more than met the objectives set for it at the time of its acquisition in September 2009, Randgold CEO Mark Bristow said at a recent media briefing in Kinshasa. Randgold is developing and operating the project, in which it has a 45% shareholding.

Randgold’s clear goals from the start, Bristow noted, were to define the orebody’s full potential, redesign the existing feasibility study, create a supply line from Doko to the Ugandan border, secure the project area in partnership with the central and provincial governments, resettle more than 4 000 families from 14 villages in a new model town, and start production in 2015.

“There were few people outside the Randgold management team and the DRC who believed that we could achieve this. But in short order we produced a blueprint for a much larger operation than originally envisaged, among other things increasing mineral reserves to 11 million ounces of gold, accelerating the construction programme and bringing first gold production forward to December 2013,” Bristow said.

“The enormous resettlement programme was completed successfully, construction went according to plan, the infrastructure was upgraded, open pit mining started, and with the oxide circuit of the metallurgical plant commissioned ahead of schedule, Kibali poured its first gold on 24 September 2013, with gold sales commencing the following month. This would not have been possible without the support and cooperation of the Congolese authorities and the local community.”

Kibali is still a work in progress, with shaft sinking underway at the complex’s underground mine, the first of four hydropower stations due to be commissioned soon and the remaining sulphide circuit scheduled for completion at the end of the first quarter of 2014. Kibali is nevertheless expected to exceed its gold production guidance for its first full quarter of operation, the three months to December, and meet its forecast of 550 000 ounces for the current year. Like all the other gold mines Randgold has developed, it should also make a net profit in its first quarter.

Bristow said that in line with Randgold’s policy of giving employment preference to local people and other nationals of its host countries, 6 065 of the 7 660 workers on site at Kibali at the end of December 2013 were Congolese. Teams of locally recruited operators have been sent for training at Randgold’s other mines.

“This world-class gold mining complex we are developing at Kibali will make a major contribution to the DRC’s economy as well as a significant improvement in the local quality of life. As part of our resettlement programme, for example, we have built 14 schools, five medical centres, five markets, 29 chapels for various religious denominations and 70 kilometres of road. The increase in local economic activity can be measured at the nearby Durba trade centre, where the population has grown from 10 000 to 50 000 people over the past three years,” Bristow said.

“To ensure that Kibali’s full benefit potential is realised, however, Randgold requires the continuing cooperation of its Congolese stakeholders and partners. Locally, for instance, the authorities are being encouraged to build the administrative capacity to manage the model town of Kokiza and its infrastructure. At the national level, government is urged to take care that its proposed revision of the Mining Code does not deter further investment in the development of the country’s mineral wealth and rather work with us and other investors to build on what we have all worked so hard to deliver.”

EXCELLENCE: TWICE IN A ROW FOR KIBALI

GM Kibali gold mine and Randgold country manager DRC Louis Watum receives the corporate social responsibility trophy of excellence award at a ceremony in the DRC from Vincent Ngonga, economic advisor to the Prime Minister, and Honorable Lubamba, former Deputy Minister of Budget and member of Fondation Entreprendre. It is the second year in a row Randgold has been awarded this prestigious accolade.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.